SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Hutchison Telecommunications International Limited

(Name of Issuer)

Ordinary Shares, nominal value HK$0.25 each

(Title of Class of Securities)

44841T 10 7

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐ .

This Amendment No. 5 (the “Amendment”) amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on June 30, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by the Reporting Persons on August 12, 2005, Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on December 27, 2005, Amendment No. 3 to Schedule 13D, filed by the Reporting Persons on January 15, 2008, and Amendment No. 4, filed by the Reporting Persons on November 7, 2008 (the “Schedule 13D”), relating to the Ordinary Shares, nominal value HK$0.25 each (“Ordinary Shares”), of Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands (the “Issuer”). The Issuer’s American Depositary Shares (“ADSs”), issued under the Amended and Restated Deposit Agreement (the “Deposit Agreement”), dated as of June 19, 2009, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs issued thereunder, each represents ownership of 15 Ordinary Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Scheme of Arrangement

Hutchison Telecommunications Holdings Limited (“HTHL”) intends to finance the cash required for the Proposal (as defined in Item 4 below) from internal resources of the Hutchison Whampoa Limited (“HWL”) group (other than the HTIL group).

Item 4.	Purpose of Transaction.

Scheme of Arrangement

The respective directors of HTHL, HWL and the Issuer made a joint announcement on January 8, 2010 (the “Joint Announcement”) that HTHL, an indirect wholly-owned subsidiary of HWL, has requested the board of directors of the Issuer to put forward a proposal (the “Proposal”) to the Scheme Shareholders regarding a privatization of the Issuer by way of a scheme of arrangement (the “Scheme”) under Section 86 of the Companies Law of the Cayman Islands. The term “Scheme Shareholders” refers to all the registered holders of the Ordinary Shares other than HTHL and Hutchison Telecommunications Investment Holdings Limited (“HTIHL”) as of the record date to be announced for determining entitlements under the Scheme.

Upon the Scheme becoming effective, all the Ordinary Shares held by the Scheme Shareholders (the “Scheme Shares”) will be cancelled in exchange for HK$2.20 in cash for each Scheme Share and the Issuer will become an indirect wholly-owned subsidiary of HWL. Upon the Scheme becoming effective, the Scheme Shares underlying the ADSs will be cancelled along with all other Scheme Shares, and the Depositary will convert the cash received upon cancellation of such Scheme Shares into U.S. dollars in accordance with the Deposit Agreement and distribute it (net of applicable fees, charges and expenses of the Depositary, governmental charges and any taxes withheld) to the holders of ADSs pro rata to their holdings upon surrender of their ADSs, in accordance with the provisions of the ADS Deposit Agreement.

HWL anticipates that the Issuer will apply to The Stock Exchange of Hong Kong Limited for the withdrawal of the listing of the Ordinary Shares immediately following the effective date of the Scheme.

Upon the Scheme becoming effective, HTHL intends to cause the Issuer to apply for the listing of the ADSs on New York Stock Exchange, Inc. to be withdrawn as soon as practicable following the effective date of the Scheme and to terminate the Deposit Agreement. If the Scheme becomes effective, HTHL also intends to cause the Issuer to terminate the registration of the Ordinary Shares under the Exchange Act and the Issuer’s reporting obligations under the Exchange Act.

If the Scheme is not approved or the Proposal otherwise lapses, HWL envisages that the Issuer will continue with its existing business. HWL believes that the Issuer will continue investing in its growth businesses in Vietnam, Indonesia and Sri Lanka in order to build scale and to enhance the Issuer’s future financial performance and stability. In that case, HWL envisages that all cash in the HTIL group would be retained in order to fund such investments and accordingly HWL anticipates that there will be no surplus cash available for dividends in the capital intensive investment phase.

This item is qualified in its entirety by reference to the Joint Announcement, which is attached hereto as Exhibit 15 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 15	Joint Announcement issued by HWL, HTHL and the Issuer on January 8, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2010

HUTCHISON WHAMPOA LIMITED

HUTCHISON TELECOMMUNICATIONS INVESTMENT HOLDINGS LIMITED

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ SUSAN CHOW
Name:	Susan Chow
Title:	Director

CHEUNG KONG (HOLDINGS) LIMITED

CONTINENTAL REALTY LTD

KAM CHIN INVESTMENT S.A.

SHINING HEIGHTS PROFITS LIMITED

WHITE RAIN ENTERPRISES LIMITED

POLYCOURT LIMITED

RICHLAND REALTY LIMITED

TOP WIN INVESTMENT LIMITED

HALDANER LIMITED

WINBO POWER LIMITED

GOOD ENERGY LIMITED

ORIENTAL TIME INVESTMENT LIMITED

WELL KARIN LIMITED

FUMANDA LIMITED

HARVESTIME HOLDINGS LIMITED

HARROWGATE INVESTMENTS LIMITED

HISLOP RESOURCES LIMITED

MIRABOLE LIMITED

WEALTH PLEASURE LIMITED

GUIDEFIELD LIMITED

HEY DARLEY LIMITED

CHEUNG KONG ENTERPRISES LIMITED

By:	/s/ EZRA PAU
Name:	Ezra Pau
Title:	Authorised Signatory